August 24, 2022

Canadian Securities Exchange

First Canadian Place

100 King Street West, Suite 7210

Toronto, ON M5X 1E1

To Whom It May Concern:

Re: IM Cannabis Corp. (the "Company") Private Placement of up to USD$5,000,000

The Company hereby confirms receipt of aggregate proceeds of USD$2,443,748 and the issuance of 4,887,496 common shares in connection with the closing of the first tranche of a private placement, as disclosed in the Company's press release and Form 9 - Notice of Proposed Issuance of Listed Securities filed with the Canadian Securities Exchange dated August 19, 2022.

Yours truly,

IM Cannabis Corp.

"Oren Shuster"

Oren Shuster

Chief Executive Officer

Beit Hakshatot, Kibutz Glil-Yam, ISRAEL, 4690500.Tell: 972-77-4442333 | Fax: 972-77-4442332
www.imcannabis.com | info@imcannabis.com